Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 6 Announcement Summary Entity name RIO TINTO LIMITED Date of this announcement Friday January 09, 2026 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date RIO ORDINARY FULLY PAID 167,953 31/12/2025 Refer to next page for full details of the announcement Unquoted options that have been exercised or other unquoted +convertible securities that have been converted EXHIBIT 99.3

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity RIO TINTO LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 9/1/2026 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 6 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are: securities that have already been quoted on ASX ("existing class") Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 6 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by: The underlying securities being received by the holder are: Existing +securities converting into an existing class FROM (Existing Class) ASX +Security code and description RIOAL : SHARE RIGHTS TO (Existing Class) ASX +Security code and description RIO : ORDINARY FULLY PAID Please state the number of options that were exercised or other +convertible securities that were converted 146,012 The first date the options were exercised or other +convertible securities were converted 31/12/2025 The last date the options were exercised or other +convertible securities were converted 31/12/2025 Is this all of the options or other +convertible securities on issue of that type? Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme? Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate? Date the +securities the subject of this notification were issued/transferred 31/12/2025 Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 146,012 The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by: The underlying securities being received by the holder are: Existing +securities converting into an existing class FROM (Existing Class) Already quoted by ASX A transfer of existing +securities No Yes Yes Already quoted by ASX A transfer of existing +securities

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 6 FROM (Existing Class) ASX +Security code and description RIOAL : SHARE RIGHTS TO (Existing Class) ASX +Security code and description RIO : ORDINARY FULLY PAID Please state the number of options that were exercised or other +convertible securities that were converted 21,941 The first date the options were exercised or other +convertible securities were converted 31/12/2025 The last date the options were exercised or other +convertible securities were converted 31/12/2025 Is this all of the options or other +convertible securities on issue of that type? Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme? Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate? Date the +securities the subject of this notification were issued/transferred 31/12/2025 Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 21,941 No Yes Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 6 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,216,214 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 5,038,649